DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

May 26, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention: Division of Corporation Finance, Office of Life Sciences

Re:	InMed Pharmaceuticals Inc.

Draft Registration Statement on Form S-1

Submitted April 13, 2020

CIK No. 0001728328

Dear Sirs and Mesdames:

On behalf of our client, InMed Pharmaceuticals Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comment, dated May 11, 2020 (the “Comment Letter”), in respect of the above noted draft registration statement submission. The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

Draft Registration Statement on Form S-1 submitted April 13, 2020

Cover page

1.

We note your disclosure that you have applied to list your common shares on the Nasdaq Capital Market and on page 12 that there can be no assurance that Nasdaq will approve your listing application. Please clarify whether the offering is contingent upon receiving Nasdaq listing approval, and if it is not, please revise your disclosure to clarify this fact.

The requested disclosure has been provided on the cover page of the revised draft registration statement (the “Revised Draft”).

U.S. Securities and Exchange Commission

May 26, 2020

Prospectus Summary

Overview, page 2

2.

We note your disclosure that your approach leverages on the history of health benefits attributed to the cannabis plant and applies tried, tested and true pharmaceutical drug development discipline to establish individual cannabinoid compounds as clinically-proven, FDA-approved medicines. Please place your disclosure in appropriate context by disclosing that the U.S. Food and Drug Administration (FDA) has, to date, not approved any marketing application for cannabis for the treatment of any disease or condition and has approved only one cannabis-derived and three cannabis-related drug products. Additionally, please revise your disclosure to remove any implication that you are presently successful or are likely to be successful in securing marketing approval for any of your product candidates. Please make similar revisions to your statement on page 6 that you have the internal capabilities to design and execute, together with multiple external vendors, the preclinical data sets and clinical studies required to advance pharmaceutical drugs towards FDA approval and, ultimately, commercialization.

The requested revisions have been made in the “Overview” section of the Revised Draft.

3.

We note your disclosure that you are developing a proprietary biosynthesis manufacturing technology to facilitate access to rare cannabinoids that are otherwise not available at commercial scale and low cost. Please balance this disclosure with a discussion of the risks and challenges you face in manufacturing pharmaceutical-grade cannabinoids, such as the need to scale up manufacturing capacity from current limited levels, as discussed on page 42.

The Company respectfully submits to the Staff that the “Overview” section is intended only to provide a list of Company programs, including its biosynthesis program, and the associated risks are already described in the “Risk Factors” section of the Revised Draft.. Regarding the specific risks associated with the Company’s biosynthesis program, the Company has expanded the disclosure in the risk factor entitled, “We rely heavily on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.”

4.

We refer to your development programs table on pages 3 and 67. You may describe the results of preclinical studies in your narrative disclosure with full and proper context with respect to the objective observations of such studies; however, it is inappropriate to present preclinical studies as establishing proof-of-concept for your product candidates. Please remove this text from the table. We also note your inclusion of “Additional Uses of Rare Cannabinoids.” Please revise your table to identify the specific product candidates and indications. If you have not yet identified specific product candidates or the indications which

U.S. Securities and Exchange Commission

May 26, 2020

they will treat, please remove reference to such programs from your table as such information is premature for inclusion in your Summary presentation. Similarly, please revise your table to identify dermatology indication #2 and ocular indication #2.

The requested revisions have been made in the Revised Draft..

5.

We refer to your development programs table on pages 3 and 67. Please include a column for each of Phase 1, Phase 2 and Phase 3. Additionally, please revise your clinical development table on pg. 95 to make it clear that you will need to complete Phase 3 clinical trials.

In the Revised Draft, the Company has amended the development program tables to add a column referencing the requirement for further advanced trials and has amended the clinical development tables such that they reference only completed and planned clinical trials. This has been supplemented with a statement that a Phase III trial will be required to submit an application seeking regulatory approval for commercialization, and that such Phase III trial is not included in the table.

6.

We note your statement on page 3 that you have “no relationship with the Cannabis plant.” However, your risk factor disclosure on page 28 indicates that your product candidates contain substances related to the Cannabis plant and may therefore be classified as “controlled substances” and that their regulatory approval may generate public controversy. Please reconcile your disclosure.

The disclosure in the Revised Draft in the “Overview” section and the referenced risk factor has been revised in order to provide the requested clarification.

7.

We note your statements on pages 4 and 69 that “THC and CBD have established therapeutic benefits in certain instances.” Given that it is within the sole authority of the FDA or similar foreign regulator to determine the efficacy of a drug and that efficacy is determined by reference to the indication being treated, the statement THC and CBD have established therapeutic benefits in certain instances is not appropriate. Please delete these statements. You may replace these statements with a description of a publicly available clinical trial conducted to assess efficacy and the resulting data. The accompanying disclosures should identify the party performing the trial and include the number of participants and dosing information but should not draw conclusions about efficacy from the data. Additionally, we note your disclosure that you have completed more than 30 pharmacology and toxicology studies to investigate the effects of CBN. Please place this selected disclosure in its proper context by revising your Summary disclosure to make it clear that your clinical data to date is limited to a small number of healthy subjects.

In the Revised Draft, in both referenced sections, the Company has deleted the relevant sentences regarding THC and CBD having established therapeutic benefits in certain

U.S. Securities and Exchange Commission

May 26, 2020

instances, clarified that the 30 pharmacology and toxicology studies are preclinical, and added additional disclosures regarding the extent and nature of its clinical data in humans to date.

INM-755 in Dermatology, page 4

8.

We note your statement that findings from several toxicology studies support the safety of CBN for continued clinical development. As safety is a determination that is solely within the authority of the FDA and comparable foreign regulators and is assessed throughout all phases of clinical trials, it is inappropriate to state or imply that your product candidates will be determined to be safe. Please revise your disclosure to remove such implication here and throughout your registration statement, e.g., on page 74 where you state CBN has demonstrated several compelling pharmacological, toxicological and commercial features, including unique safety properties.

In the “Overview” section of the Revised Draft, the Company has deleted the reference to its studies supporting the safety of CBN and replaced with a reference to the Netherlands National Competent Authority and Ethics Committee approval. In the section entitled “INM-755 for the Treatment of EB”, a reference has been added to the Netherlands National Competent Authority and Ethics Committee assessment.

Regulatory and Patent Strategy, page 5

9.	Please expand this discussion to explain how this strategy differentiates you from competitors.

The noted discussion has been deleted in the Revised Draft

Risks Related to our Business, page 8

10.	Please expand the bullet point on the top of page 8 to highlight the risks related to the current status of your patent portfolio.

The requested disclosure has been included in the Revised Draft..

Use of Proceeds, page 47

11.

Please revise the discussion to identify the stage of development you expect to achieve with the proceeds of the offering for INM-755 and INM-088. To the extent you expect to begin a particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

The requested disclosure has been included in the Revised Draft.

U.S. Securities and Exchange Commission

May 26, 2020

Business

Our Product Candidates and Technologies

Key Milestones, page 78

12.

We note your disclosure on page 78 that you have entered into various agreements with University of British Columbia. In your Business section, please include a description of the material terms of the agreements, including rights and obligations, financial terms including amounts paid to date, aggregate milestone amounts to be paid or received, the royalty range and term, as applicable, term and termination provisions. With regard to the royalty range, please disclose a royalty range of not more than 10 percentage points.

The requested disclosure has been provided in the Revised Draft under the heading “Business – Our Product Candidates and Technologies; Development of a Biosynthesis Process for the Manufacturing of Cannabinoids”, in both the initial description of the University of British Columbia relationship and under the heading “—Key Milestones”.

Research and Development Pipeline of Therapeutic Drug Candidates

INM-755 for the Treatment of EB, page 80

13.

We note your statements that “[i]t is well documented that phytocannabinoids, or plant-derived cannabinoid compounds, have unique anti-inflammatory, analgesic and wound healing promoting properties via several mechanisms” and that your “preclinical research has identified a specific cannabinoid, CBN, that may prove beneficial to patients.” These statements imply efficacy and are presented as a conclusion. Please remove these and similar statements throughout the registration statement. Revise your disclosure to present balanced data from your trials stating the actual results observed and quantifying the results as necessary.

In the Revised Draft, the Company has deleted the statements that “[i]t is well documented that phytocannabinoids, or plant-derived cannabinoid compounds, have unique anti-inflammatory, analgesic and wound healing promoting properties via several mechanisms”.

14.

We note that CBN was studied in a panel of cannabinoids to determine its ability to regulate keratin expression and that CBN induced a “statistically significant” upregulation of K15 in 2 of the 3 experiments. Please indicate the p-value by which you measured statistical significance and explain how p-value is used to measure statistical significance. Please also revise to state whether the results observed in the other preclinical studies presented in the section were statistically significant.

The Company has deleted the reference to statistical significance in the Revised Draft.

U.S. Securities and Exchange Commission

May 26, 2020

Summary of Contemplated Clinical Development Plans, page 94

15.

We note that all subjects in this first clinical trial completed treatment and evaluations by March 27, 2020. For each your completed and contemplated clinical trials, please disclose the scope and size; dosage and duration; and if applicable, the actual results observed.

The Company has revised the applicable disclosure in the Revised Draft to include additional disclosure on the completed and contemplated clinical trials.

INM-088 for the Treatment of Glaucoma, page 98

16.

We note that the preclinical trials discussed in this section provide results without providing proper context for such results. For each of the preclinical trials discussed in this section, please disclose the scope and size; dosage and duration; and actual results observed.

The Company has provided additional disclosure under the heading “INM-088 for the Treatment of Glaucoma” in the Revised Draft.

Intellectual Property, page 107

17.

As to your material patents, clarify whether you directly own or license the patents and patent applications. If licensed from a third party, please identify the third party. Additionally, for each material patent, please identify all applicable jurisdictions where patents are granted or patent applications are pending, disclose the scope of patent of protection (e.g., composition of matter, use, or process) and patent expiry.

An additional table has been included in the Revised Draft to provide the requested disclosure.

Material United States Federal Income Tax Considerations, page 138

18.

Please revise to clearly state that the disclosure in this section is the opinion of the respective counsels, and revise to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given.

The requested revisions have been made in the Revised Draft under the heading “Material United States Federal Income Tax Considerations”.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

U.S. Securities and Exchange Commission

May 26, 2020

The Company acknowledges the Staff’s comment and, if any are employed, undertakes to supplementally provide to the Staff the requested communications.

*         *         *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Eric A. Adams

Bruce S. Colwill

InMed Pharmaceuticals Inc.